# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nuveen New York AMT-Free Quality Municipal Income Fund, CIK 0001195739
CUSIP: 670656107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: c/o Nuveen, 333 West Wacker Drive, Chicago, Illinois (IL), 60606-1952
Date of event which requires filing of this statement: 01/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001072613-23-000536
Filed by CIK 0001048703
Persons authorized to receive notices and communications: Daniel L. Lippincott-President, Karpus Management, Inc., 183 Sully's Trail, Pittsford, New York (NY), 14534, 585-586-4680; Adam W. Finerman, Esq., BakerHostetler, 45 Rockfeller Plaza, New York, New York (NY), 10111, 212-589-4233

## Reporting persons
- KARPUS MANAGEMENT, INC. (CIK 0001048703): type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 19,019,342.34; shared voting power 0; sole dispositive power 19,019,342.34; shared dispositive power 0; aggregate amount beneficially owned 19,019,342.34 (21.8% of the class)
  Comment: This Amendment No. 9 ("Amendment") amends and supplements the statement on Schedule 13D filed by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), on November 7, 2023, as amended by Amendment No. 1 filed on December 26, 2023, by Amendment No. 2 filed on January 8, 2024, by Amendment No. 3 filed on March 1, 2024, by Amendment No. 4 filed April 22, 2024, by Amendment No. 5 filed on May 31, 2024, by Amendment No. 6 filed on June 3, 2024, by Amendment No. 7 filed on June 3, 2024, and by Amendment No. 8 filed on October 4, 2024 (collectively, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock of Nuveen New York AMT-Free Quality Municipal Income Fund ("Shares"), a Massachusetts corporation (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Nuveen New York AMT-Free Quality Municipal Income Fund

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to read as follows:

Karpus an independent registered investment advisor, has accumulated 19,019,342.343 Shares on behalf of accounts managed by Karpus (the "Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 19,019,342.343 Shares beneficially owned by Karpus is approximately $203,250,833.92, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended to read as follows:

As of the close of business on January 17, 2025, Karpus beneficially owned an aggregate of 19,019,342.343 Shares held in the Accounts, which represents approximately 21.80% of the 87,235,304 Shares outstanding, which is the total number of Shares outstanding as of November 8, 2024 on Form N-CSR filed by the Issuer for the reporting period ended August 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole voting power and sole dispositive power: 19,019,342.343
Transactions in the class effected during the past sixty days: The transactions in the Shares by Karpus through the Accounts during the past sixty days are set forth in Schedule B and incorporated herein by reference.

## Signatures
- KARPUS MANAGEMENT, INC.: /s/ Jodi L. Hedberg, Jodi L. Hedberg / Chief Compliance Officer (01/22/2025)